Novartis AG
Postfach
4002 Basel
Switzerland

October 31, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2010

Filed January 27, 2011

File No. 001-15024

Dear Mr. Rosenberg:

This is in response to the SEC Staff’s oral comments, expressed during a conference call on October 18, 2011, with respect to our October 7, 2011 letter.

Item 4.B Business Overview

Pharmaceuticals
Compounds in Development, page 38

During the conference call the Staff expressed issues with the portion of our October 7, 2011 letter which discussed the topic of disclosure regarding the potential patent life of development projects in Phase III not yet in registration, with the Staff expressing concerns regarding exclusivity periods, potential patent-life maximums and our expected experience with our development compounds.  In response to SEC’s concerns, we propose to substitute the paragraphs below for the first two paragraphs in the “Intellectual Property” portion of the Pharmaceuticals Division section of Item 4.B (which begins on page 55 of our 2010 Form 20-F).  Should the standard rules of materiality require us to add any additional disclosures in any particular year, we will certainly comply with our legal obligations.

We attach great importance to patents, trademarks, and know-how, including research data, in order to protect our investment in research and development, manufacturing and marketing. It is our policy to seek the broadest protection available under applicable laws for significant product developments in all major markets. Among other things, patents may cover the products themselves, including the product’s active ingredient and its formulation. Patents may cover processes for manufacturing a product, including processes for manufacturing intermediate substances used in the manufacture of the products. Patents may also cover particular uses of a product, such as its use to treat a particular disease, or its dosage regimen. In addition, patents may cover assays or tests for certain diseases or biomarkers, which will improve patient outcomes when administered certain drugs, as well as assays, research tools and other techniques used to identify new drugs. The protection offered by such patents extends for varying periods depending on the grant and duration of patents in the various countries or region. The protection afforded, which may vary from country to country, depends upon the type of patent and its scope of coverage.

In addition to patent protection, various countries offer data or marketing exclusivities for a proscribed period of time. Data exclusivity may be available which would preclude a potential competitor from filing a regulatory application for a set period of time that relies on the sponsor’s clinical trial data, or the regulatory authority from approving the application. The data exclusivity period can vary depending upon the type of data included in the sponsor’s application. When it is available, market exclusivity, unlike data exclusivity, precludes a competitor from obtaining FDA approval for a product even if a competitor’s application relies on its own data.

United States

Patents.  In the United States, a patent issued for an application filed today will receive a term of 20 years from the application filing date, subject to potential adjustments for Patent Office delay. A US pharmaceutical patent which claims a product, method of treatment using a product, or method of manufacturing a product, may be eligible for an extension of the patent term based on the time the FDA took to approve the product. This type of extension may only extend the patent term for a maximum of 5 years, and may not extend the patent term beyond 14 years from regulatory approval. Only one patent may be extended for any product based on FDA delay.

In practice, however, it is not uncommon for significantly more than the 5 year maximum patent extension period to pass between the time that a patent application is filed for a product and the time that the product is approved by the FDA.  As a result, it is rarely the case that, at the time a product is approved by FDA, it will have the full 20 years of remaining patent life.  Rather, in our experience, it is not uncommon that, at the date of approval, a product will have from 13 to 16 years of patent life remaining, including all extensions available at that time.

Data and Market Exclusivity.  In addition to patent exclusivities, the FDA may provide data or market exclusivity for a new chemical entity or an “orphan drug,” each of which run in parallel to any patent protection. Data exclusivity prevents a potential generic competitor from relying on clinical trial data which were generated by the sponsor when establishing the safety and efficacy of its competing product.  Market exclusivity prohibits any marketing of the same drug for the same indication.

•                  A new small-molecule active pharmaceutical ingredient shall have 5 years of data exclusivity, during which time a competitor generally may not submit an application to the FDA based on a sponsor’s clinical data.

•                  Orphan drug exclusivity provides 7 years of market exclusivity for drugs designated by the FDA as “orphan drugs,” meaning drugs that treat rare diseases, as designated by the FDA. During this period, a potential competitor may not market the same drug for the same indication even if the competitor’s application does not rely on data from the sponsor.

•                  A new biologic active pharmaceutical ingredient shall have 12 years of market exclusivity, during which time a competitor may not market the same drug for the same indication.

•                  The FDA may also request that a sponsor conduct pediatric studies, and in exchange will grant an additional 6-month period of market exclusivity, if the FDA accepts the data, the sponsor makes a timely application for approval for pediatric treatment, and the sponsor has either a patent-based or regulatory-based exclusivity period for the product which can be extended.

European Community

Patents.  Patent applications in Europe may be filed in the European Patent Office (EPO) or in a particular country in Europe. The EPO system permits a single application to be granted for the whole of the EU, plus other non-EU countries, such as Switzerland and Turkey. A patent granted by the EPO or a European country office will expire no later than 21 years from the earliest patent application on which the patent is based. Pharmaceutical patents can also be granted a further period of exclusivity under the Supplementary Protection Certificate (SPC) system. SPCs are designed to compensate the owner of the patent for the time it took to receive marketing authorization by the European Health Authorities. An SPC may be granted to provide, in combination with the patent, up to 15 years of exclusivity from the date of the first European marketing authorization.  But the SPC cannot last longer than 5 years. The SPC duration can additionally be extended by a further 6 months if the product is the subject of an agreed pediatric investigation plan. The post-grant phase of patents, including the SPC system, is currently administered on a country-by-country basis under national laws which, while differing, are intended to, but do not always, have the same effect.

As in the US, in practice, however, it is not uncommon for the granting of an SPC to not fully compensate the owner of a patent for the time it took to receive marketing authorization by the European Health Authorities.  Rather, since it can often take from 5 to 10 years to obtain a granted patent in Europe after the filing of the application, and since it can commonly take longer than this to obtain a marketing authorization for a pharmaceutical product in Europe, it is not uncommon that a pharmaceutical product, at the date of approval, will have a patent lifetime of 10 to 15 years, including all extensions available at that time.

Data and Market Exclusivity.  In addition to patent exclusivity, the EU also provides a system of regulatory data exclusivity for authorized human medicines, which runs in parallel to any patent protection.  The system for drugs being approved today is usually referred to as “8+2+1” because it provides:  an initial period of 8 years of data exclusivity, during which a competitor cannot rely on the relevant data; a further period of 2 years of market exclusivity, during which the data can be used to support applications for marketing authorization, but the competitive product cannot be launched; and a possible 1 year extension of the market exclusivity period if, during the initial 8 year data exclusivity period, the sponsor registered a new therapeutic indication with “significant clinical benefit.” This system applies both to national and centralized authorizations. Since it has been in force only since late 2005, the first 8 year period of data exclusivity has not yet expired, and many medicines are instead covered by the previous system in which EU member states provided either 6 or 10 years of data exclusivity.

The EU also has an orphan drug system for medicines similar to the US system. If a medicine is designated as an orphan drug, then it benefits from 10 years of market exclusivity after it is authorized, during which time a similar medicine for the same indication will not receive marketing authorization.

Japan

In Japan, a patent can be issued for active pharmaceutical ingredients. Although methods of treatment, such as dosage and administration, are not patentable in Japan, pharmaceutical compositions for a specific dosage or administration method are patentable. Processes to make a pharmaceutical composition are also patentable.

The patent term granted is generally 20 years from the filing date of the patent application on which the patent is based. It can be extended up to 5 years under the Japanese Patent Act to compensate for erosion against patent term caused by the time needed to obtain marketing authorization from the MHLW. Typically, it takes approximately 7 to 8 years to obtain marketing authorization in Japan. A patent application on a pharmaceutical substance is usually filed shortly before or at the time when clinical testing begins. Regarding compound patents, it commonly takes approximately 4 to 5 years or more from the patent application filing date to the date that the patent is ultimately granted. As a result, it is not uncommon for the effective term of patent protection for an active pharmaceutical ingredient in Japan to be approximately 20 to 21 years, if duly extended.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ FELIX EHRAT
Jonathan Symonds	Felix Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group